April 15, 2013

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Intelsat Global Holdings S.A. to be renamed Intelsat S.A.

Registration Statement on Form F-1

Registration No. 333-181527

Ladies and Gentlemen:

Pursuant to Rule 460 of the Securities Act of 1933, as amended (the “Securities Act”), and in connection with the above-captioned Registration Statement, we, as representatives of the several participating underwriters, wish to advise that between April 2, 2013 and the date hereof 7,945 copies of the Preliminary Prospectus dated April 2, 2013 related to the common shares offering were distributed as follows: 2,749 prospective underwriters; 5,151 institutional investors; 15 prospective dealers; 0 individuals; 0 rating agencies and 30 others.

Pursuant to Rule 460 of the Securities Act, and in connection with the above-captioned Registration Statement, we, as representatives of the several participating underwriters, wish to advise that between April 2, 2013 and the date hereof 5,401 copies of the Preliminary Prospectus dated April 2, 2013 related to the Series A mandatory convertible junior non-voting preferred shares offering were distributed as follows: 2,778 prospective underwriters; 2,607 institutional investors; 15 prospective dealers; 0 individuals; 0 rating agencies and 1 other.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

In accordance with Rule 461 of the Securities Act, we hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 3:00 p.m. on April 17, 2013 or as soon thereafter as practicable.

[Signature pages follow]

Very truly yours,

GOLDMAN, SACHS & CO.
As Representative of the
Participating Underwriters

By:	/s/ Richard Cohn
Name:	Richard Cohn
Title:	Managing Director

Very truly yours,

J.P. MORGAN SECURITIES LLC
As Representative of the
Participating Underwriters

By:	/s/ Thomas Roepke, Jr.
Name:	Thomas Roepke, Jr.
Title:	Managing Director

Very truly yours,

MORGAN STANLEY & CO. LLC
As Representative of the
Participating Underwriters

By:	/s/ John Tyree
Name:	John Tyree
Title:	Managing Director